UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
April 15, 2010
Commission File No. 000-26860
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive offices)
          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑           Form 40-F ☐
          (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐)
          (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐)
          (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐           No ☑
          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .)

SIGNATURES

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LIHIR GOLD LIMITED
By:	/s/ Stuart MacKenzie
	Name	Stuart MacKenzie
	Title:	Group Secretary & General Counsel

Date: April 15, 2010

15 April 2010
Australian Securities Exchange
Company Announcements
4th Floor
20 Bridge Street
SYDNEY NSW 2000
Dear Sir
Chairman’s letter to shareholders
Please find attached for release to the market a letter from the Chairman of Lihir Gold Limited being sent to shareholders.
Yours sincerely
Stuart MacKenzie
Group Secretary

7th Floor, Pacific Place
Lihir Gold Limited	Phone: +675 321 7711	Cnr. Champion Parade & Musgrave Street
Incorporated in Papua New Guinea	Fax: +675 321 4705	PO Box 789 Port Moresby NCD 121
ARBN 069 803 998	Website: www.LGLGold.com	Papua New Guinea

AS AT 15 APRIL 2010
Dear Shareholder,
I am writing to let you know about some important developments for Lihir Gold Limited (“LGL”) which were announced to the ASX on 1 April 2010, as well as to inform you of other steps your Board has taken in response to those developments.
Graeme Hunt appointed new MD and CEO of LGL
Graeme Hunt was appointed as Managing Director and Chief Executive Officer of LGL on 1 April 2010.
Graeme spent 34 years with BHP Billiton including as President of Uranium (with responsibility for the Olympic Dam Expansion), President of Iron Ore and President of Aluminum. In these roles, and particularly at BHP Iron Ore, Graeme developed and implemented strategic options for increasing value through expanding production from large, world-class resources.
Graeme has an ideal background to ensure that LGL builds on its strong asset base and fully exploits the optionality within LGL’s portfolio to create maximum value for LGL shareholders.
Proposal from Newcrest Mining Ltd (“Newcrest”)
On 1 April, LGL rejected a proposal from Newcrest to acquire 100% of LGL’s issued ordinary shares through a scheme of arrangement.
The proposal, which was received on 29 March, was on the basis of 1 Newcrest share for every 9 LGL shares plus A$0.225 cash per LGL share, less any interim dividend declared for the half year ended June 2010. Based on Newcrest’s closing share price as at 31 March, the proposal was equivalent to A$3.87 per share and valued the company at approximately A$9.2 billion.
While the LGL Board recognises the strategic merits of combining the two companies, LGL’s Directors, with the benefit of careful review and analysis, unanimously determined that the Newcrest proposal did not adequately recognise the underlying value of LGL. In addition, Newcrest’s offer was subject to a number of conditions including detailed due diligence, exclusivity arrangements and other conditions and requirements which affected the Board’s assessment of the merits of the offer. The Board judged that greater value for shareholders would be delivered by rejection of the offer.
For a range of reasons, your Directors thought it important to inform shareholders of the interaction with Newcrest immediately after consideration and rejection of the offer.
LGL’s decision to reject Newcrest’s March 2010 offer followed six weeks of intensive discussions following an approach by Newcrest on 15 February 2010. These discussions included LGL considering information it received from Newcrest about Newcrest and its view on the merits of the combination. As a consequence, LGL was fully prepared to meet Newcrest’s requirement that it respond to its offer of 29 March within three days. LGL will keep a range of strategic options available to it under continuing review.

7th Floor, Pacific Place
Lihir Gold Limited	Phone: +675 321 7711	Cnr. Champion Parade & Musgrave Street
Incorporated in Papua New Guinea	Fax: +675 321 4705	PO Box 789 Port Moresby NCD 121
ARBN 069 803 998	Website: www.LGLgold.com	Papua New Guinea

In considering value for LGL shareholders, the Board is aware that some LGL shareholders are only or mainly LGL shareholders, some LGL shareholders own similar proportions of the two companies, and some LGL shareholders own proportionately more of Newcrest. The different holdings can affect particular shareholders’ views about the combination and its proposed terms. The LGL Board seeks to act in the best interests of all LGL shareholders in the context of this complex reality.
Key reasons for rejecting the proposal
In deciding to reject Newcrest’s proposal, LGL’s Board took into account a number of factors, including the following:
The offer price was inadequate
•	LGL’s share of the proposed combined entity would have been insufficient having regard to the world class, long-life nature of LGL’s pure gold assets

•	The timing of Newcrest’s proposal was unfavourable to LGL, having regard to historical relative share prices and implied trading exchange ratios for LGL and Newcrest

•	Newcrest’s proposal did not reflect an appropriate sharing of synergies or strategic benefits, which is the value created by the combination of the assets of the companies, from the perspective of LGL shareholders

•	In combination with other factors, the premium offered for transfer of control was too low
LGL provides pure gold exposure and should attract a strategic premium
•	Expected income streams from gold generally attract a premium over other expected commodity income streams and large, pure gold assets can help a company with mixed gold and base metal income streams to retain a gold premium

•	LGL provides unhedged pure gold exposure at a time when global financial fragility and industry fundamentals support the prospects for high gold prices into the future

•	Lihir Island’s large ore reserve position of 28.8 million ounces is the world’s fourth largest gold deposit

•	LGL has significant strategic value to Newcrest and other global gold companies which also have exposure to copper, as it would provide significant gold reserves and resources and materially enhance their future strategic options
LGL is strongly positioned following record FY09 performance
•	Record gold production of 1.12 million ounces, up 27% from previous year

•	Record operating cashflow of US$451 million, up 117% from previous year

•	LGL has maintained a low position on the gold industry cost curve (US$397 cash cost per ounce in 2009)

•	Strong balance sheet with net cash of US$423 million as at 31 December 2009
LGL has outstanding growth prospects as an independent entity
•	The current expansion at Lihir Island to 1.1 million ounces per annum on average between 2012-16 and 1.25 million ounces per annum between 2017-21 is expected to be commissioned in late 2011 and is on track and within budget

•	LGL aims to produce from currently planned facilities 1.45 million ounces per annum on average for the five years from 2012 to 2016 rising to an average of 1.5 million ounces per annum for the following five years to 2021 (an increase of approximately 50% from 2010 production)

•	Lihir Island resources (measured and indicated) increased to 43.0 million ounces during FY09, up 31% from the previous year. Resources and reserves have responded strongly to exploration effort throughout the life of the mine and the limits to resources have not yet been defined

•	The company’s gold reserves and resources in Cote d’Ivoire have grown in response to exploration effort, and are already set to support a substantial increase in production. LGL’s exploration portfolio in this exciting new gold region is large and highly prospective

•	There is significant optionality to increase LGL’s resource base and further to expand production across LGL’s portfolio of assets

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While the LGL Board recognises the strategic merits of combining the two companies, the current Newcrest offer does not adequately reflect the inherent value of LGL’s high quality pure gold portfolio and its strategic value to Newcrest.
Consideration of Strategic Alternatives
In the light of the proposal from Newcrest, LGL has appointed Macquarie Capital Advisers as its joint adviser with Greenhill Caliburn to assist in assessing the range of strategic alternatives which could deliver maximum value to LGL shareholders.
LGL’s Board remains committed to maximising value for its shareholders and this will continue to be the only criterion by which any further proposals or strategic options are evaluated.
LGL shareholders do not need to take any action in relation to Newcrest’s rejected proposal and your Board will keep you updated on any developments.
Yours sincerely
Ross Garnaut
Chairman

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